PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Financial Position

As at	June 30, 2011	December 31, 2010	January 1, 2010
(Cdn$ thousands, unaudited)		(note 18)	(note 18)

Assets
Current assets
Accounts receivable	$ 36,934	$ 35,459	$ 34,079
Prepaid expenses and deposits	3,295	5,028	12,910
Marketable securities	3,249	6,007	163
Derivatives (note 16)	2,588	4,271	46,152
	46,066	50,765	93,304

Property, plant and equipment (note 4)	841,916	859,465	872,156
Exploration and evaluation (note 5)	108,696	106,607	111,604
Goodwill (note 6)	-	6,000	6,000
Derivatives (note 16)	3,031	3,562	21,167
	953,643	975,634	1,010,927
Total assets	$ 999,709	$ 1,026,399	$ 1,104,231

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 37,914	$ 73,979	$ 41,722
Dividends payable	2,215	4,449	6,311
Share based payment liability (note 13)	2,229	2,130	8,571
Bank debt (note 7)	-	-	7,569
Convertible debentures (note 9)	73,641	-	55,271
	115,999	80,558	119,444

Long term bank debt (note 7)	88,973	182,612	262,393
Senior notes (note 8)	146,497	-	-
Convertible debentures (note 9)	147,840	219,689	164,926
Derivative debenture liability (note 9)	-	-	8,398
Gas storage obligation (note 10)	41,630	31,721	-
Gas over bitumen royalty obligation (note 11)	74,796	70,497	77,167
Decommissioning obligations (note 14)	233,448	236,163	253,344
Deferred tax liability	2,097	2,122	-
Unitholders’ liability (note 12)	-	-	1,156,245
	735,281	742,804	1,922,473
Total liabilities	851,280	823,362	2,041,917

Equity
Share capital (note 12)	1,256,018	1,257,462	-
Equity component of convertible debentures (note 9)	13,988	13,988	-
Contributed surplus (note 13)	11,824	9,868	-
Deficit	(1,133,401)	(1,078,281)	(939,165)
Total equity attributable to shareholders	148,429	203,037	(939,165)
Non-controlling interests	-	-	1,479
Total equity	148,429	203,037	(937,686)
Total liabilities and equity	$ 999,709	$ 1,026,399	$ 1,104,231

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
(Cdn$ thousands, except per share amounts, unaudited)		(note 18)		(note 18)

Revenue
Oil and natural gas	$ 67,097	$ 64,108	$ 127,997	$ 137,247
Royalties	(9,549)	(6,981)	(12,470)	(16,000)
	57,548	57,127	115,527	121,247
Change in fair value of commodity price derivatives (note 16)	2,135	(14,494)	(951)	60,359
Gas over bitumen (note 11)	1,704	278	3,057	723
	61,387	42,911	117,633	182,329
Expenses
Production and operating	20,394	21,842	41,468	45,485
Transportation	2,732	3,077	5,609	6,199
Exploration and evaluation (note 5)	2,061	3,698	7,119	7,731
General and administrative	11,132	12,174	18,950	19,395
Gain on dispositions of property, plant and equipment (note 4)	(12,575)	(23,730)	(7,610)	(23,741)
Impairment losses (note 4)	-	6,022	-	6,022
Depletion and depreciation (note 4)	31,548	59,752	60,297	114,700
	55,292	82,835	125,833	175,791
Earnings (loss) from operating activities	6,095	(39,924)	(8,200)	6,538

Financial items
Unrealized loss on derivative debenture liability (note 9)	-	2,659	-	130
Unrealized loss (gain) on gas storage obligation	(2,067)	-	690	-
Unrealized loss on marketable securities	1,418	1,818	2,758	1,836
Interest on Trust Units (note 12)	-	21,382	-	40,549
Interest on convertible debentures	4,987	5,124	9,892	9,573
Interest on senior notes	3,426	-	4,001	-
Interest on debt	1,405	3,970	3,392	6,558
Accretion on decommissioning obligations	2,006	2,001	3,976	4,158
	11,175	36,954	24,709	62,804
Loss before income tax	(5,080)	(76,878)	(32,909)	(56,266)

Provisions for income taxes
Current	-	-	-	-
Deferred tax expense (benefit)	546	-	(23)	-
	546	-	(23)	-
Net loss and comprehensive loss	(5,626)	(76,878)	(32,886)	(56,266)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(5,626)	(76,829)	(32,886)	(55,934)
Non-controlling interests	-	(49)	-	(332)
	$ (5,626)	$ (76,878)	$ (32,886)	$ (56,266)

Loss per share (note 12)
Basic	$ (0.04)	$ (0.54)	$ (0.22)	$ (0.42)
Diluted	$ (0.04)	$ (0.54)	$ (0.22)	$ (0.42)

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Changes in Equity

	Share Capital	Equity Component of Convertible Debentures	Contributed Surplus	Deficit	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2011 (note 18)	$ 1,257,462	$ 13,988	$ 9,868	$ (1,078,281)	$ 203,037
Net loss	-	-	-	(32,886)	(32,886)
Dividends to Shareholders	-	-	-	(22,234)	(22,234)
Common shares issued - Restricted Rights Plan	540	-	(540)	-	-
Common shares issued - Share Option Plan	494	-	(413)	-	81
Normal course issuer bid	(2,470)	-	-	-	(2,470)
Issue fees incurred	(8)	-	-	-	(8)
Share based compensation expense	-	-	3,008	-	3,008
Share based payment liability	-	-	(99)	-	(99)
Balance at June 30, 2011	$ 1,256,018	$ 13,988	$ 11,824	$ (1,133,401)	$ 148,429

	Share Capital	Equity Component of Convertible Debentures	Deficit	Contributed Surplus	Non-controlling Interests	Total Equity
(Cdn$ thousands, unaudited)

Balance at January 1, 2010 (note 18)	$ -	$ -	$ (939,165)	$ -	$ 1,479	$ (937,686)
Net loss	-	-	(55,934)	-	(332)	(56,266)
Severo common share issue	-	-	-	-	550	550
Corporate Conversion (note 18)	1,236,016	13,988	-	9,654	-	1,259,658
Balance at June 30, 2010	$ 1,236,016	$ 13,988	$ (995,099)	9,654	$ 1,697	$ 266,256

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended June 30,			For the six months ended June 30,
	2011	2010	2011	2010
(Cdn$ thousands, unaudited)		(note 18)		(note 18)

Cash flows from operating activities

Net loss	$ (5,626)	$ (76,878)	$ (32,886)	$ (56,266)
Adjustments to add (deduct) non-cash items:
Change in fair value of commodity price derivatives	(2,561)	34,364	1,524	17,713
Exploration and evaluation	1,041	1,907	3,454	3,815
Share based compensation	1,699	3,084	3,008	2,323
Gain on disposition of property, plant and equipment	(12,575)	(23,730)	(7,610)	(23,741)
Impairment losses	-	6,022	-	6,022
Depletion and depreciation	31,548	59,752	60,297	114,700
Unrealized loss on derivative debenture liability	-	2,659	-	130
Unrealized loss (gain) on gas storage obligation	(2,067)	-	690	-
Unrealized loss on marketable securities	1,418	1,818	2,758	1,836
Interest expense on convertible debentures	896	791	1,793	1,394
Accretion on decommissioning obligations	2,006	2,001	3,976	4,158
Deferred income tax expense (benefit)	546	-	(23)
Gas over bitumen royalty obligation adjustments	1,320	2,258	2,664	6,086
Gas over bitumen royalty obligation adjustments received (not yet received)	2,020	1,205	1,635	(416)
Expenditures on decommissioning obligations	(679)	(989)	(1,785)	(3,012)
Change in non-cash working capital (note 15)	(1,227)	(642)	(6,590)	1,542
Net cash from operating activities	17,759	13,622	32,905	76,284

Cash flows from financing activities

Change in bank debt	23,786	7,534	(93,639)	(20,020)
Senior notes issued net of issue fees	-	-	146,343	-
Gas storage arrangement receipt net of issue fees	-	31,569	9,909	31,569
Dividends to Shareholders	(8,887)	-	(22,234)	-
Proceeds from premium dividend reinvestment plan	-	12,435	-	23,784
Repayment of convertible debentures	-	(55,271)	-	(55,271)
Convertible debenture issue	-	60,000	-	60,000
Convertible debenture issue fees	-	(2,461)	-	(2,664)
Common shares issued net of issue fees	230	56,238	222	54,747
Commons share repurchased	(2,470)	-	(2,470)	-
Severo common share issue	-	149	-	550
Change in non-cash working capital (note 15)	(2,328)	689	(4,727)	4,341
Net cash from financing activities	10,331	110,882	33,404	97,036

Cash flows from investing activities

Acquisitions	(1,795)	(114,296)	(2,004)	(138,748)
Capital expenditures	(13,977)	(33,639)	(68,596)	(70,627)
Proceeds on dispositions	22,468	28,099	31,013	30,301
Change in non-cash working capital (note 15)	(34,786)	(4,668)	(26,722)	5,754
Net cash used in investing activities	(28,090)	(124,504)	(66,309)	(173,320)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 7,091	$ 7,829	$ 13,376	$ 10,626
Taxes paid	$ -	$ -	$ -	$ -

See accompanying notes.  The notes are an integral part of the Corporation’s condensed interim consolidated financial statements.

PERPETUAL ENERGY INC.

Notes to Condensed Interim Consolidated Financial Statements (unaudited)

For the three and six months ended June 30, 2011

(All tabular amounts are in Cdn$ thousands, except where otherwise noted)

1.

REPORTING ENTITY

Perpetual Energy Inc. (“Perpetual” or the “Corporation”) is a corporation domiciled in Canada.  The address of the Corporation’s registered office is 3200, 605 – 5 Avenue S.W., Calgary, Alberta.  The condensed interim consolidated financial statements of the Corporation as at June 30, 2011 and for the three and six months ended June 30, 2011 comprise the Corporation and its subsidiaries.  The Corporation formerly operated as Paramount Energy Trust (“PET” or the “Trust”), an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002.  On June 30, 2010, the Trust completed a conversion (the "conversion") from an income trust to a corporation through a distribution of Trust Units for shares of Perpetual on a one-for-one basis pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and related transactions.  Perpetual’s Board of Directors and management team are the former Board of Directors and management team of the Trust’s administrator.  Immediately subsequent to the conversion, Perpetual effected an internal reorganization whereby, among other things, the Trust was dissolved and the Corporation received all of the assets and assumed all of the liabilities of the Trust.  As the conversion arose from a transfer of interests that were under control of the same Unitholders/Shareholders immediately before and after the conversion, the assets and liabilities acquired were recognized at the carrying amounts recognized previously in the Trust’s consolidated financial statements.  References to the Corporation in these condensed interim consolidated financial statements for periods prior to June 30, 2010 are references to the Trust and for periods on or after June 30, 2010 are references to Perpetual.  Additionally, references to shares, Shareholders and dividends are comparable to units, Unitholders and distributions previously under the Trust.

Perpetual is principally engaged in the acquisition, exploration and development of oil and gas properties in Alberta.  Historically the Corporation has concentrated on conventional shallow gas properties as a basis for stable production. The Corporation also takes advantage of other energy opportunities which present themselves, including tight gas, light oil and natural gas storage.

2.

BASIS OF PRESENTATION

a)

Statement of compliance

The condensed interim consolidated financial statements are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee.

These interim consolidated financial statements as at June 30, 2011 and for the three and six months ended June 30, 2011, present the Corporation’s IFRS condensed interim consolidated financial statements for part of the period covered by the Corporation’s first IFRS consolidated annual financial statements for the year ending December 31, 2011 for which IFRS 1 first time adoption (“IFRS 1”) will be applied.  Previously, the Corporation prepared its consolidated annual and interim consolidated financial statements in accordance Canadian generally accepted accounting principles (“GAAP”).  Reconciliations of the 2010 comparative period results and financial position are provided to show the adjustments made from the previously reported Canadian GAAP 2010 results to IFRS in note 18.

The condensed interim consolidated financial statements do not include all of the requirements required for consolidated annual financial statements in accordance with IFRS.  The Corporation has elected to exceed the minimum requirements in order to present the Corporation’s accounting policies in accordance with IFRS and the additional disclosures required under IFRS, which also highlight the changes from the Corporation’s 2010 annual consolidated financial statements prepared in accordance with Canadian GAAP.  In 2011 and beyond, the Corporation may not provide the same amount of disclosure in the Corporation’s condensed interim consolidated financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statements which will be prepared in accordance with IFRS.

The condensed interim consolidated financial statements of the Corporation for the three and six  months ended June 30, 2011 and 2010 and as at June 30, 2011, December 31, 2010 and January 1, 2010 were approved and authorized for issue by the Board of Directors on August 9, 2011.

b)

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for financial assets or liabilities measured at fair value through profit or loss and liabilities for cash-settled share based payment arrangements measured at fair value.

c)

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Corporation and its subsidiaries.

d)

Use of estimates and judgments

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenue and expenses.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.  Actual results may differ from estimates.

Information about the significant estimates and judgments made by management in preparing these condensed interim consolidated financial statements are outlined below.

The Corporation uses estimates of natural gas and liquids reserves in the calculation of depreciation and depletion and also for impairment calculations of property, plant and equipment.  By their nature, the estimates of reserves, including estimates of price, costs, discount rates and the related future cash flows, are subject to measurement uncertainty.

The Corporation allocates its oil and natural gas properties to cash generating units (“CGUs”) based on management’s judgment of the CGU’s ability to generate independent cash flows and for impairment testing.

The transfer of exploration and evaluation (“E&E”) assets to property, plant and equipment is based on estimated reserves used in the determination of an asset’s technical feasibility and commercial viability.

Amounts recorded for decommissioning obligations and the associated accretion are calculated based on estimates of asset retirement costs, site remediation and related cash flows.

Derivatives are measured at fair value which is subject to management uncertainty.

The determination of fair value of share based payments is based on estimates of future consideration using a binomial lattice option pricing model which requires assumptions such as volatility, dividend yield and expected term.

The Corporation uses estimates to allocate the debenture proceeds from convertible debenture issuances between debt and the derivative debenture liability or equity components, as appropriate.

The calculation of the gas storage obligation requires estimates and judgment to determine the estimated net present value of the future delivery obligation for stored gas.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these condensed interim consolidated financial statements, and have been applied consistently by the Corporation and its subsidiaries.

a)

Basis of consolidation

i)

Subsidiaries

Subsidiaries are entities controlled by the Corporation.  Control exists when the Corporation has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

ii)

Business combinations

The acquisition method of accounting is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition of control. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their recognized amounts (generally fair value) at the acquisition date.  The excess of the cost of acquisition over the recognized amounts of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill.  If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net earnings or loss.

iii)

Jointly controlled operations and jointly controlled assets

Many of the Corporation’s oil and natural gas activities involve jointly controlled assets. The condensed interim consolidated financial statements include the Corporation’s proportionate share of these jointly controlled assets, liabilities, revenue and expenses.

iv)

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed interim consolidated financial statements.

b)

Financial instruments

Financial instruments are initially recognized at fair value on the statement of financial position.  Subsequent measurement of financial instruments is based on their initial classification into one of the following categories: financial assets and liabilities measured at fair value through profit or loss, loans and receivables, held to maturity investments, available-for-sale financial assets, or other financial liabilities.

i)

Non-derivative financial assets

Financial Instrument	Category	Subsequent Measurement
Accounts receivable	Loans and receivables	Amortized cost
Marketable securities	Fair value through profit or loss	Fair value

The Corporation’s accounts receivable are initially recognized on the date they originate and are measured at amortized cost using the effective interest method, less any impairment losses.

Marketable securities are classified at fair value through profit or loss as the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s risk management or investment strategy.  Upon initial recognition, all transaction costs are recognized in net earnings or loss when incurred.  At the period end date, marketable securities are measured at fair value derived from exchange traded values in active markets, any changes in the fair value are recognized in net earnings or loss.

ii)

Derivative assets

The Corporation has entered into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in commodity prices.  The Corporation has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Corporation considers all commodity contracts to be economic hedges.  As a result, all financial derivative contracts are classified as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value.  Changes in the fair value of the commodity price derivatives are recognized in net earnings or loss.

The Corporation has accounted for its forward physical delivery fixed-price sales contracts as derivative financial instruments, as the Corporation has settled such arrangements from time to time.  Accordingly, such forward physical delivery fixed-price sales contracts are classified as fair value through profit or loss and recorded as derivatives on the statement of financial position at fair value.

Transaction costs on derivatives are recognized in net earnings or loss when incurred.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.  Changes in the fair value of separable embedded derivatives are recognized immediately in net earnings or loss.

With respect to the gas storage obligation, the Corporation recognizes a derivative separate from the obligation relating to the change in the fair value of the natural gas to be delivered on maturity of the arrangement based on inputs including the forward price curves for natural gas.  The corresponding change in the fair value of the embedded derivative is recognized in net earnings or loss.

iii)

Non-derivative financial liabilities

Financial Instrument	Category	Subsequent Measurement
Accounts payable and accrued liabilities	Financial liabilities	Amortized cost
Dividends payable	Financial liabilities	Amortized cost
Long term bank debt	Financial liabilities	Amortized cost
Senior notes	Financial liabilities	Amortized cost
Convertible debentures	Financial liabilities	Amortized cost
Gas storage obligation	Financial liabilities	Amortized cost
Unitholders’ liability	Financial liabilities	Amortized cost

Accounts payable and accrued liabilities, dividends payable, long term bank debt and Senior Notes are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

The Corporation’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the conversion feature.  As the debentures are converted, a portion of debt and conversion feature components are transferred to share capital.  The debt component associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt component are reflected as non-cash interest expense in net earnings or loss.  The convertible debentures are carried net of issue costs on the statement of financial position.  The issue costs are amortized to net earnings or loss using the effective interest rate method.

The Corporation has a forward sales arrangement with a counterparty to fund the development of the Warwick gas storage facility, whereby the Corporation received cash in exchange for agreeing to deliver natural gas to the counterparty in the future.  Upon receiving cash, a gas storage obligation is recorded.  The obligation is accreted until its maturity using the effective interest method.

iv)

Share capital and Unitholders’ liability

Prior to June 30, 2010, the Corporation was a Trust. The redeemable feature of the Trust Units along with the unavoidable requirement for distributions to be paid out according to the provisions of the trust indenture caused the Trust Units to be classified as a Unitholders’ liability until the Trust’s conversion.  The Trust Units were recorded at amortized cost.

Due to the Trust Units being classified as a liability the conversion feature of the convertible debentures was recorded as a derivative debenture liability.  The derivative debenture liability was measured at fair value at each period end date while the Corporation was a trust.

Upon conversion, the Unitholders’ liability was reclassified to equity at its June 30, 2010 carrying amount.  Similarly to the Trust Units, the derivative debenture liability component of the convertible debentures was reclassified to equity upon the conversion at its June 30, 2010 carrying amount.

Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

c)

Property, plant and equipment

i)

Production and development costs

The technical feasibility and commercial viability of extracting oil and natural gas is considered to be determinable when commercial reserves are determined to exist.  Upon determination of commercial reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to a separate category within tangible assets referred to as oil and natural gas properties.

Items of property, plant and equipment, which include oil and natural gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.  Development and production assets are grouped into CGUs for impairment testing.  The Corporation has grouped its development and production assets into CGUs of oil and natural gas properties in geographical areas in Alberta, including the Warwick gas storage facility and shut-in fields under the Government of Alberta’s gas over bitumen royalty regime.  There were no significant parts of an item of property, plant and equipment, including oil and natural gas properties, that had have different useful lives from the life of the area or facility in general, that had to be accounted for as separate items.

Gains and losses on disposition of an item of property, plant and equipment, including oil and natural gas properties, are determined by comparing the proceeds from disposition with the carrying amount of property, plant and equipment and are recognized in net earnings or loss.  The carrying amount of any replaced or disposed component is derecognized.

ii)

Subsequent costs

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas properties only when they increase the future economic benefits embodied in the specific asset to which they relate.  All other expenditures are recognized in net earnings or loss as incurred.  Such capitalized oil and natural gas properties generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.  The costs of the day-to-day servicing of property, plant and equipment are recognized in net earnings or loss incurred.

iii)

Depletion and depreciation

The net carrying amount of development or production assets is depleted using the unit of production method by reference to the ratio of production in the period to the related proven and probable reserves, taking into account estimated future development costs necessary to bring those reserves into production.  Future development costs are estimated taking into account the level of development required to produce the reserves.  These estimates are reviewed by independent reserve engineers at least annually.

The Corporation revised its estimate of the depletion and depreciation rate of its oil and gas properties on January 1, 2011 to include probable reserves and associated future development and decommissioning costs.  The effect of this change reduced depletion and depreciation expense by $57.7 million compared to depletion and depreciation expense calculated in accordance with the previous methodology for the six months ended June 30, 2011.  The amount of the effect on future periods has not been disclosed because estimating it is impracticable.

The Corporation’s oil and natural gas properties are depleted on the unit of production method over expected field lives ranging from five to 15 years.

The Corporation’s corporate assets are depreciated on a straight line basis at rates ranging from ten to 33 percent.  Gas storage assets are depreciated using a five percent declining balance method.

Depreciation methods, useful lives and residual values are reviewed at each period end date.

d)

Exploration and evaluation expenditures

Pre-license costs, geological and geophysical costs and lease rentals of undeveloped properties are recognized in net earnings or loss as incurred.

E&E costs, consisting of the costs of acquiring oil and natural gas licenses are capitalized initially as E&E assets according to the nature of the assets acquired.  Costs associated with drilling exploratory wells in an undeveloped area will be capitalized.  The costs are accumulated in cost centers by well, field or exploration area pending determination of technical feasibility and commercial viability.  When technical feasibility and commercial viability is determined, the relevant expenditure is transferred to oil and gas properties after impairment is assessed and any resulting impairment loss if applicable is recognized to net earnings or loss.  In addition, the Corporation tests for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.  The Corporation’s E&E assets consist solely of undeveloped land and bitumen evaluation assets.

e)

Goodwill

Goodwill arises on the acquisition of businesses, subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over the recognized amounts (generally fair value) of the identifiable assets, liabilities and contingent liabilities of the acquiree.  Goodwill is measured at cost less accumulated impairment losses.  If the cost of acquisition is less than the recognized amount of the net assets acquired, the difference is recognized as a bargain purchase gain in net earnings or loss.

f)

Impairment

i)

Financial assets

Financial assets are assessed at each period end date to determine whether there is any objective evidence that it is impaired.  A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis.  The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in net earnings or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized.  For financial assets measured at amortized cost the reversal is recognized in net earnings or loss.

ii)

Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than E&E assets, are reviewed at each period end date to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  An impairment test is completed each year for goodwill and other intangible assets that have indefinite lives or that are not yet available for use.  E&E assets are assessed for impairment when they are reclassified to property, plant and equipment, as oil and natural gas properties, and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

For the purpose of impairment testing, assets are grouped together at a CGU level which is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.  The recoverable amount of an asset or a CGU is determined based on the higher of its fair value less costs to sell (“FVLCS”) and its value in use.

FVLCS is determined as the amount that would be obtained from the sale of a CGU in an arm’s length transaction between knowledgeable and willing parties.  The FVLCS of oil and gas properties is generally determined as the net present value of estimated future cash flows expected to arise from the continued use of the CGU and its eventual disposition, using assumptions that an independent market participant may take into account.  These cash flows are discounted by an appropriate discount rate which would be applied by such a market participant to arrive at a new present value of the CGU.

In determining value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Value in use is generally determined by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.

Goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to the CGUs that are expected to benefit from the synergies of the combination.  E&E assets are allocated to related CGUs when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to oil and natural gas properties in property, plant and equipment.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.  Impairment losses are recognized in net earnings or loss.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each period end date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.

g)

Share based payments

Options to purchase common shares (“Share Options”) issued under the share option plan (“Share Option Plan”) are treated as equity-settled share based payments and are measured at grant date fair value by means of a binomial lattice option pricing model which takes the exercise price of the option to purchase a share, the price of the share at the grant date, the expected life of the grant based on the vesting date and expiry date, estimates of volatility and interest rates over its expected life.  A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest.  The grant date fair value of Share Options granted is recognized as share based compensation, within general and administrative expenses, with a corresponding increase in contributed surplus over the vesting period.  When Share Options are exercised for common shares, consideration paid by the option holder and associated contributed surplus is recorded to share capital.

The Dividend Bonus Arrangement is treated as a cash-settled share based payment plan, and as such the fair values of estimated dividend bonus obligations are adjusted at each period end date until settled.  The fair value of the Dividend Bonus Arrangement for Share Options outstanding at June 30, 2010, is recorded as a share based payment liability and the increase or decrease in the fair value during the period, up to a maximum of the original grant date fair value, is charged or credited to contributed surplus.  Any fair value calculated in excess of the original grant date fair value of the share options at June 30, 2010 and the fair value for the Dividend Bonus Arrangement related to the Share Options issued subsequent to June 30, 2010 is recorded to share based compensation, within general and administrative expenses.

Restricted Rights issued under the Restricted Rights Plan (“Restricted Rights Plan”) and Performance Share Rights issued under the Performance Share Rights Plan (“Performance Share Rights Plan”) are treated as equity-settled share based payments and are measured at grant date fair value and charged to net earnings or loss in the period they vest, within general and administrative expenses, with a corresponding increase to contributed surplus.

h)

Gas over bitumen royalty obligation

Royalty adjustments received related to the Corporation’s gas over bitumen properties are recorded as a liability as the Corporation cannot determine if, when or to what extent the royalty adjustment may be repayable through incremental royalties if and when gas production recommences.  Therefore, these royalty adjustments will be included in net earnings or loss when such determination can be made.  For certain wells which have been disposed to a third party, the Corporation continues to receive the gas over bitumen royalty adjustments although the ownership of the natural gas reserves and responsibility for paying royalties on future production has been transferred to the buyer.  Adjustments received for these wells are recorded as gas over bitumen revenue.

i)

Decommissioning obligations

The Corporation’s activities give rise to dismantling, decommissioning and site disturbance remediation activities.  A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.

Decommissioning obligations are measured at the present value of management’s estimate of expenditures required to settle the present obligation at the statement of financial position date and using a risk free interest rate not adjusted for credit risk (“risk free rate”).  Subsequent to the initial measurement, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation and changes in the risk free rate.  The accretion of the provision due to the passage of time is recognized in net earnings or loss whereas changes in the provision arising from the changes in estimated cash flows or changes in the risk free rate are capitalized.  Actual costs incurred upon settlement of the decommissioning obligations are charged against the provision to the extent the provision was established.

j)

Revenue

Revenue and royalty expense from the sale of oil and natural gas is recorded when the significant risks and rewards of ownership of the product are transferred to the buyer which is usually when legal title passes to the external party.  This is generally at the time product enters the pipeline.

The Corporation recognizes revenue for storage services, including gas injection, storage and withdrawal in accordance with the terms of the storage contracts. The Corporation does not hold title to third party storage gas and does not store proprietary gas.

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements.

k)

Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at period end while non-monetary assets and liabilities are translated at historical rates of exchange.  Revenues and expenses are translated at monthly average rates of exchange.  Translation gains and losses are reflected in net earnings or loss in the period in which they arise.

l)

Borrowing costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale.  All other borrowing costs are recognized in net earnings or loss using the effective interest method.  The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Corporation’s outstanding long-term bank debt during the period.

m)

Income tax

Income tax expense (benefit) comprises current and deferred components.  Income tax expense is recognized in net earnings or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the period end date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination.  In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.  Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the period end date.  Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized.  Deferred tax assets are reviewed at each period end date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

n)

Earnings or loss per share amounts

Basic earnings or loss per share is calculated by dividing the net earnings or loss by the weighted average number of common shares outstanding during the period.  For the dilutive net earnings or loss per share calculation, the weighted average number of share outstanding is adjusted for the potential number of shares which may have a dilutive effect on net earnings or loss.

Diluted earnings or loss per share is calculated given the effect of the potential dilution that would occur if outstanding Share Options or potential dilutive convertible debentures were exercised or converted into common shares.  The weighted average number of diluted shares is calculated in accordance with the treasury stock method.  The treasury stock method assumes that the proceeds received from the exercise of all potentially dilutive instruments are used to repurchase common shares at the average market price.

From January 1, 2010 until the June 30, 2010 conversion, the Corporation included the Trust Units classified as liability in the denominator for basic and diluted per share calculations.

4.

PROPERTY, PLANT AND EQUIPMENT

	Oil and Gas Properties	Corporate Assets	Total

Cost

January 1, 2010 (note 18)	2,338,883	4,854	2,343,737
Additions	158,120	707	158,827
Transferred from exploration and evaluation	13,730	-	13,730
Acquisitions	123,348	-	123,348
Capitalized borrowing costs	305	-	305
Dispositions	(59,618)	-	(59,618)
December 31, 2010 (note 18)	2,574,768	5,561	2,580,329
Additions	59,280	203	59,483
Transferred from exploration and evaluation	1,679	-	1,679
Acquisitions	1,305	-	1,305
Dispositions	(19,719)	-	(19,719)
June 30, 2011	2,617,313	5,764	2,623,077

Accumulated depletion, depreciation and impairment losses

January 1, 2010 (note 18)	(1,468,418)	(3,163)	(1,471,581)
Depletion and depreciation	(224,284)	(738)	(225,022)
Impairment losses	(24,261)	-	(24,261)
December 31, 2010 (note 18)	(1,716,963)	(3,901)	(1,720,864)
Depletion and depreciation	(59,880)	(417)	(60,297)
June 30, 2011	(1,776,843)	(4,318)	(1,781,161)

Carrying amount

January 1, 2010	870,465	1,691	872,156
December 31, 2010	857,805	1,660	859,465
June 30, 2011	840,470	1,446	841,916

At June 30, 2011, property, plant and equipment included $5.7 million (December 31, 2010 - $4.5 million) currently not subject to depletion and $23.8 million (December 31, 2010 - $23.8 million) of costs related to shut-in gas over bitumen reserves which are not being depleted due to the non-producing status of the wells in the affected properties.

During the six months ended June 30, 2011, the Corporation disposed of non-core oil and natural gas properties for cash proceeds of $31.0 million (June 30, 2010 - $30.3 million).  Gain on dispositions totaling $7.6 million (June 30, 2010 – $23.7 million) was recorded in net loss.

For the six months ended June 30, 2010, the Corporation recognized impairment losses of $6.0 million on the Birchwavy East CGU. For the year ended December 31, 2010, the Corporation recognized impairment losses of $24.3 million on the Birchwavy West, Western Central and other South CGUs.  The impairments recognized were based on the difference between the carrying amount of the assets and the value in use.  In assessing value in use, the estimated future cash flows were discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The amount in value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.

5.

EXPLORATION AND EVALUATION

Cost

January 1, 2010 (note 18)	111,604
Additions	13,790
Acquisitions	21,014
Dispositions	(15,380)
Transferred to property, plant and equipment	(13,730)
Non-cash exploration and evaluation expense	(10,691)
December 31, 2010 (note 18)	106,607
Additions	9,583
Acquisitions	497
Dispositions	(2,858)
Transferred to property, plant and equipment	(1,679)
Non-cash exploration and evaluation expense	(3,454)
June 30, 2011	108,696

The Corporation’s E&E assets consist of undeveloped land and bitumen evaluation assets.

During the six months ended June 30, 2011, $3.7 million (2010 - $3.9 million) in costs were charged directly to E&E expense in net loss.

6.

GOODWILL

Goodwill was recognized as a result of the Corporation acquiring an oil and gas exploration and production company in 2004 which was assigned entirely to the Athabasca CGU.  During the six months ended June 30, 2011, the Corporation derecognized the remaining goodwill of $6.0 million to loss on disposition of property, plant and equipment as the Corporation disposed the remaining assets in the Athabasca CGU associated with this previous acquisition.

7.

BANK DEBT

The Corporation has a revolving credit facility with a syndicate of Canadian chartered banks (the “Credit Facility”).  The revolving nature of the facility expires on May 29, 2012.  Upon expiry of the revolving feature of the facility, should it not be extended, amounts outstanding as of the expiry date will have a term to maturity date of one additional year.  Effective June 16, 2011, the Corporation’s lenders reviewed and amended the credit facility.  Based on this review, the borrowing base was established at $210.0 million, consisting of a demand loan of $195.0 million and a working capital facility of $15.0 million.  The Corporation has covenants that require twelve month trailing earnings before interest, taxes and depletion and depreciation to consolidated debt and consolidated senior debt to be less than 4:0 to 1:0 and 3:0 to 1:0, respectively.  Consolidated debt is defined as the sum of the Corporation’s period end balance of the Credit Facility, Senior Notes and outstanding letters of credit (“consolidated debt”).  Consolidated senior debt is defined as the sum of consolidated debt less the period end balance of the Senior Notes.  The Corporation was in compliance with the lenders’ covenants at June 30, 2011.  In addition to amounts outstanding under the Credit Facility, the Corporation has outstanding letters of credit in the amount of $7.6 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Corporation, as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.  Should current borrowing exceed the borrowing base, dividends would be restricted until such time that borrowings were once again below the borrowing base.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Corporation’s current ratio of debt to cash flow.  In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at June 30, 2011 was 3.7 percent (December 31, 2010 – 4.2 percent).

8.

SENIOR NOTES

On March 15, 2011, the Corporation issued $150.0 million in Senior Notes.  The Senior Notes are direct senior unsecured obligations of Perpetual, ranking pari passu with all other present and future unsecured and unsubordinated indebtedness of the Corporation.  The Senior Notes have a cross-default provision with the Corporation’s Credit Facility.  The Corporation was in compliance with the lenders’ covenants at June 30, 2011.  The Senior Notes mature on March 15, 2018 and bear interest at 8.75 percent, payable semi-annually on September 15 and March 15 of each year beginning on September 15, 2011. The Corporation can redeem at a premium to face value, with equity proceeds from common share offerings, up to 35 percent of the principal amount of the Senior Notes prior to March 15, 2015.  The Corporation can repay the Senior Notes at any time on or after March 15, 2015 to maturity date at a premium to face value based on date of repayment.  The Senior Notes are presented net of $3.7 million in issue costs which are amortized using an effective interest rate of 9.09 percent.

9.

CONVERTIBLE DEBENTURES

The Corporation’s 7.0% junior convertible unsecured subordinated debentures issued on May 26, 2010 (“7.0% Convertible Debentures”) mature on December 31, 2015, bear interest at 7.0% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility, Senior Notes and all other series of convertible debentures.  The 7.0% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.00 per common share.

The Corporation’s 6.5% convertible unsecured subordinated debentures issued on June 20, 2007 (“6.5% Convertible Debentures”) mature on June 30, 2012, bear interest at 6.5% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes.  The 6.5% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $14.20 per common share.

The Corporation’s 7.25% convertible unsecured subordinated debentures amended on December 17, 2009 (“7.25% Convertible Debentures”) mature on January 31, 2015, bear interest at 7.25% per annum paid semi-annually on January 31 and July 31 of each year and are subordinated to substantially all other liabilities of the Corporation including the Credit Facility and Senior Notes.  The 7.25% Convertible Debentures are convertible at the option of the holder into common shares at any time prior to the maturity date at a conversion price of $7.50 per common share.

On June 30, 2010, the Corporation’s 6.25% convertible unsecured subordinated debentures issued on April 25, 2005 (“6.25% Convertible Debentures”) matured and were paid out in cash.

At the option of the Corporation, the repayment of the principal amount of the convertible debentures may be settled in common shares.  The number of common shares to be issued upon redemption by the Corporation will be calculated by dividing the principal by 95 percent of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient common shares to satisfy the interest obligation.

Prior to Perpetual’s conversion on June 30, 2010, the convertible debentures were classified as debt on the consolidated statement of financial position with a portion of the debentures allocated to derivative debenture liability to reflect the value of the conversion option to the holders.  At January 1, 2010, the derivative debenture liability was $8.4 million and was adjusted for changes in fair value at each subsequent period end date until the June 30, 2010 conversion.  The derivative debenture liability of the convertible debentures was reclassified to equity upon the conversion at its June 30, 2010 carrying amount of $8.5 million.  The debt component is measured at amortized cost, after initial recognition at fair value.

			Series
	6.25%	7.25%	6.50%	7.00%	Total

Carrying amount

Current	55,271	-	-	-	55,271
Long term	-	92,999	71,927	-	164,926
Balance, January 1, 2010	55,271	92,999	71,927	-	220,197
Issue of debentures	-	-	-	60,000	60,000
Issue fees for debentures	-	(203)	-	(2,724)	(2,927)
Equity component of issued debentures	-	-	-	(5,460)	(5,460)
Accretion	-	885	551	505	1,941
Amortization of debenture issue fees	-	430	551	228	1,209
Repayment of principal on maturity	(55,271)	-	-	-	(55,271)
Long term balance, December 31, 2010	-	94,111	73,029	52,549	219,689
Accretion	-	404	295	395	1,094
Amortization of debenture issue fees	-	203	317	178	698
Balance, June 30, 2011	-	94,718	73,641	53,122	221,481
Current	-	-	73,641	-	73,641
Long term	-	94,718	-	53,122	147,840

Market Value

December 31, 2010	-	101,971	75,674	60,240	237,885
June 30, 2011	-	96,224	74,932	57,000	228,156

Principal amount outstanding

December 31, 2010 and June 30, 2011	-	99,972	74,925	60,000	234,897

A reconciliation of the equity component of convertible debentures is provided below:

Balance, January 1, 2010	-
Transfer from derivative debenture liability upon conversion	8,528
Equity component of issued 7% convertible debentures	5,460
Balance, December 31, 2010 and June 30, 2011	13,988

10.

GAS STORAGE OBLIGATION

To provide funding for the development of a natural gas storage facility, the Corporation entered into a forward sales arrangement with a counterparty, whereby the Corporation received $31.6 million on June 30, 2010.  An additional $10 million was received in 2011. In exchange for the funds received, the Corporation had agreed to deliver 8.0 billion cubic feet of natural gas to the counterparty during the first quarter of 2013. During the six months ended June, 30, 2011,   the maturity of the obligation was extended from the first quarter of 2014 to the first quarter of 2015 and a portion to the first quarter of 2016. The Corporation incurred $0.5 million in issue fees pertaining to the gas storage arrangement, which are netted against the gas storage obligation.

The gas storage liability on the statement of financial position represents the estimated net present fair value of the future delivery obligation and as such, the liability will be accreted until its maturity, using the effective interest rate method.

A reconciliation of the gas storage obligation is provided below:

Balance, January 1, 2010	-
Receipt of funds	31,569
Issue fees	(418)
Accretion	570
Balance, December 31, 2010	31,721
Receipt of funds	10,000
Issue fees	(91)
Balance, June 30, 2011	41,630

For the three and six months ended June 30, 2011, the Corporation recorded an unrealized gain of $2.1 million (2010 – nil) and an unrealized loss of $0.7 million (2010 – nil) respectively on the derivative gas storage asset due to the change in the forward price curves for natural gas used in the determination of the obligation to be repaid.

11.

GAS OVER BITUMEN ROYALTY OBLIGATION

On October 4, 2004, the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the Alberta Energy and Utilities Board as a result of bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

Gas over bitumen royalty adjustments are not paid to Perpetual in cash, but are a deduction from the Corporation’s monthly natural gas royalty invoices.  In periods of exceptionally low gas prices the Corporation’s net crown royalty expenses are lower than the monthly royalty adjustment, and as such the royalty adjustments are not received immediately.  As of June 30, 2011, the Corporation has accumulated $6.9 million (December 31, 2010 - $8.5 million) of gas over bitumen adjustments receivable which have been netted against the gas over bitumen royalty obligation on the statement of financial position.

A reconciliation of the gas over bitumen royalty obligation is provided below:

Balance, January 1, 2010	77,167
Royalty adjustments	12,303
Royalty adjustments classified as revenue	(15,616)
Royalty adjustments not yet received	(3,357)
Balance, December 31, 2010	70,497
Royalty adjustments	5,721
Royalty adjustments classified as revenue	(3,057)
Receipt of prior period royalty adjustments not previously recorded	1,635
Balance, June 30, 2011	74,796

In 2006 and 2010, the Corporation disposed of certain shut-in gas wells in the gas over bitumen area.  As part of the disposition agreements, the Corporation continues to receive the gas over bitumen royalty adjustments related to the wells disposed, although the ownership of the natural gas reserves is transferred to the buyers.  As such, any overriding royalty payable to the Crown when gas production recommences from the affected wells is no longer the Corporation’s responsibility.  As a result of these dispositions, the gas over bitumen royalty adjustments received by the Corporation for the affected wells are considered revenue since they will not be repaid to the Crown.  For the three and six months ended June 30, 2011, the Corporation recognized $1.7 million (2010 - $0.3 million) and $3.1 million (2010 - $0.7 million) in revenue respectively, related to previous gas over bitumen royalty obligations.

12.

SHARE CAPITAL

a)

Authorized

Authorized capital consists of an unlimited number of common shares.

b)

Trust conversion

At January 1, 2010, the Corporation was a trust.  Under IAS 32 Financial Instruments: Presentation (“IAS 32”), the redeemable feature of the Trust Units along with the unavoidable requirement for distributions to be paid out according to the provisions of the trust indenture required the Trust Units to be classified as a liability.  Upon the June 30, 2010 conversion, the trust unit liability was reclassified to equity at its carrying amount.

c)

Issued and outstanding

The following is a summary of changes in Unitholders’ liability:

	Number
	of Units	Amount ($)
Balance, January 1, 2010	126,223,517	1,156,245
Trust Units issued pursuant to Restricted Rights Plan	141,760	1,012
Trust Units issued pursuant to Unit Incentive Plan	114,625	654
Trust Units issued pursuant to Distribution Reinvestment Plan	5,033,838	23,784
Trust Units issued pursuant to Unit offering	12,109,500	57,520
Issue fees incurred	-	(3,199)
Transfer to share capital upon conversion	(143,623,240)	(1,236,016)
Balance, June 30, 2010	-	-

The following is a summary of changes in share capital:

	Number
	of Shares	Amount ($)
Balance, June 30, 2010	-	-
Transfer from Unitholders’ liability upon conversion	143,623,240	1,236,016
Common shares issued pursuant to Restricted Rights Plan	27,802	175
Common shares issued pursuant to Share Option Plan	76,145	515
Common shares issued pursuant to Dividend Reinvestment Plan	4,270,007	19,535
Common shares issued pursuant to Severo acquisition	287,086	1,479
Issue fees incurred	-	(258)
Balance, December 31, 2010	148,284,280	1,257,462
Common shares issued pursuant to Restricted Rights Plan	131,931	540
Common shares issued pursuant to Share Option Plan	46,313	494
Normal course issuer bid	(767,600)	(2,470)
Issue fees incurred	-	(8)
Balance, June 30, 2011	147,694,924	1,256,018

d)

Per share information

For the three and six months ended June 30, 2011, basic per share amounts are calculated using the weighted average number of common shares outstanding of 148,187,076 and 148,239,932 respectively (2010 – 142,117,932 and 134,796,543 Trust Units).  From January 1, 2010 until the June 30, 2010 conversion, the Corporation included the Trust Units classified as liability in the denominator for basic and diluted per share calculations.  The Corporation uses the treasury stock method for Share Options and Restricted Rights in instances where market price exceeds exercise price thereby impacting the diluted calculations.  In computing diluted per share amounts for the three and six months ended June 30, 2011, nil common shares were added to the basic weighted average number of common shares outstanding (2010 – nil Trust Units) for the dilutive effect of Share Options, Restricted Rights and convertible debentures.  In computing diluted per share amounts for the three and six months ended June 30, 2011, 11,733,675 Share Options, 816,649 Restricted Rights, 276,200 Performance Share Rights and 27,177,437 potentially issuable common shares through the convertible debentures were excluded as the Corporation had a net loss (2010 – 8,424,600, 266,944 and nil Share Options, Restricted Rights and Performance Share Rights respectively and 27,177,437 potentially issuable  through the convertible debentures).

e)

Dividends and premium dividend reinvestment plan

Dividends of $0.03 per common share per month were declared by the Corporation for the months of January through April, 2011. The Corporation announced a reduction to the dividend to $0.015 per common share per month for the months of May and June, 2011. Total dividends declared for the three and six months ended June 30, 2011 were $8.9 million and $22.2 million respectively.  For the three and six months ended June 30, 2010, the Corporation declared distributions of $0.05 per Trust unit per month for total distributions declared of $21.4 million and $40.5 million respectively.

Subsequent to June 30, 2011, dividends were declared by the Board of Directors in respect of July 2011 of $2.2 million or $0.015 per common share.

Commencing with the September 2009 distribution, the Corporation adopted a Premium DistributionTM and Distribution Reinvestment Plan.  Subsequent to incorporation on June 30, 2010, the Premium DistributionTM and Distribution Reinvestment Plan has been renamed as the Premium Dividend TM and Dividend Reinvestment Plan (the "Premium DRIP Plan").

The Premium DRIP Plan allows eligible Shareholders to elect, under the dividend reinvestment component of the Premium DRIP Plan, to have their monthly cash dividends reinvested in additional shares on the applicable Dividend payment date.  Participants in the dividend reinvestment component of the Premium DRIP Plan had the ability to purchase shares with dividend proceeds at a price per share equal to 95 percent of the Average Market Price (as defined in the Premium DRIP Plan).  The Premium DRIP Plan also allowed eligible Shareholders to otherwise elect, under the Premium DividendTM component of the Premium DRIP Plan, to have these additional shares delivered to the designated Plan Broker in exchange for a premium cash payment equal to 102 percent of the cash dividend such Shareholders would otherwise have received on the applicable dividend payment date.  In the event that eligible Shareholders elected to participate in the Premium DividendTM component of the Premium DRIP Plan, the additional common shares delivered to the designated Plan Broker were issued from treasury at a five percent discount to the Average Market Price.  Commencing with the November 2010 dividend, payable in December 2010, there were no shares available under the Premium DRIP Plan.

13.

SHARE BASED PAYMENTS

a)

Share option plan

In conjunction with the conversion on June 30, 2010, the Corporation replaced the previous Unit Incentive Plan with the Share Option Plan, which permits the Board of Directors to grant Share Options to the Corporation and affiliated entities' employees, officers, directors and other direct and indirect service providers.  All outstanding Incentive Rights were replaced with Share Options on a one for one basis, with the same exercise price and vesting conditions.  The purpose of the Share Option Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the Corporation’s long-term performance.  The Board of Directors administers the Share Option Plan and determines participants, numbers of Share Options and terms of vesting.  The exercise price of the Share Options shall not be less than the value of the weighted average trading price for Perpetual common shares for the five trading days immediately preceding the date of the grant.

Prior to the June 30, 2010 implementation of the Share Option Plan, the Unit Incentive Plan provided for a reduction of the exercise price of the Incentive Rights by the aggregate amounts of all distributions on a per Trust Unit basis that the Trust paid its Unitholders after the date of grant.  This exercise price reduction was discontinued at the time of the implementation of the Share Option Plan.  Prior to the conversion, the Unit Incentive Plan was accounted for as a cash-settled plan.  Unit Incentive Rights outstanding under the Unit Incentive Plan were fair valued at each period end date, with changes in the fair value being recognized in net earnings or loss as shared based compensation within general and administrative expense.

Share Options outstanding under the Share Option Plan are accounted for as equity-settled awards fair valued at the grant date and expensed over the expected lives of the options.  The participants of the Share Option Plan may offer to surrender their options to the Corporation in exchange for a cash payment not to exceed the in-the-money value of the Share Options, and the Corporation has the right to accept or refuse such offers. The Share Options are only dilutive to the calculation of earnings per common share if the exercise price is below the market price of the common shares.  For the three  and six months ended June 30, 2011 the Corporation recorded $1.7 million and $3.0 million respectively  in share based compensation expense related to Share Options (three months and six months ended June 30, 2010, $2.8 million and $2.0 million, respectively).

At June 30, 2011, the Corporation had 12.6 million Share Options and Restricted Rights (2010 – 8.7 million) issued and outstanding relative to the 14.8 million (ten percent of total common shares outstanding) reserved under the Share Option and Restricted Rights Plans (2010 – 14.4 million).  As at June 30, 2011, 3.1 million Share Options granted under the Share Option Plan had vested but were unexercised (2010 - 2.0 million).

The Corporation used the binomial lattice option pricing model to calculate the estimated fair value of the outstanding Share Options.  During the six months ended June 30, 2011, the Corporation granted 0.5 million Share Options under the Share Option Plan.  The following assumptions were used during the six months ended June 30, 2010 to arrive at the estimate of fair value as at the date of grant:

Period of grant	2011	2010
Dividend yield (%)	5.0 - 5.7	0.0
Expected volatility (%)	41.2 - 45.8	49.9
Risk-free interest rate (%)	1.67 - 1.96	2.27
Expected life (years)	2.5 - 4.5	3.75
Vesting period (years)	3.0 – 4.0	4.0
Contractual life (years)	4.0 – 5.0	5.0
Weighted average grant date fair value	$0.84	$2.18

	Average Exercise Price	Share Options(1)
Balance, January 1, 2010	$ 4.72	8,861,850
Granted	4.78	4,515,450
Forfeited	4.84	(1,111,230)
Exercised	3.68	(190,770)
Balance, December 31, 2010	4.55	12,075,300
Issued	3.32	526,000
Forfeited	5.46	(612,500)
Exercised	3.50	(255,125)
Balance, June 30, 2011	$ 4.47	11,733,675

(1) On June 30, 2010, the Corporation’s outstanding Unit Incentive Rights were exchanged for Perpetual Share Options on a one-for-one basis and equivalent terms.

The following table summarizes information about Share Options outstanding at June 30, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number (#)	Average Contractual Life (years)	Weighted Average Exercise Price ($)	Number (#)	Weighted Average Exercise Price ($)
$2.45 to $4.49	6,057,550	2.8	$ 3.62	2,097,462	$ 3.60
$4.50 to $6.99	5,018,750	3.1	4.95	343,625	5.37
$7.00 to $8.99	183,500	1.3	7.47	137,625	7.47
$9.00 to $11.00	473,875	0.9	9.13	473,875	9.13
Total	11,733,675	2.8	$ 4.47	3,052,587	$ 4.83

A reconciliation of contributed surplus is provided below:

Balance, January 1, 2010 (note 18)	-
Transfer upon conversion (note 18)	9,653
Share based compensation expense	2,606
Share based payment liability	(1,778)
Transfer to share capital on exercise of Share Options	(373)
Transfer to share capital on exercise of Restricted Rights	(240)
Balance, December 31, 2010 (note 18)	9,868
Share based compensation expense	3,008
Share based payment liability	(99)
Transfer to share capital on exercise of Share Options	(413)
Transfer to share capital on exercise of Restricted Rights	(540)
Balance, June 30, 2011	11,824

b)

Restricted rights plan

The Corporation has a Restricted Rights Plan for certain officers, employees and direct and indirect service providers.  Restricted Rights granted under the Restricted Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the date upon which the Restricted Rights were granted.  The Restricted Rights typically vest on a graded basis over two years.  At the expiration of the Exercise Period, any Restricted Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested common shares at no cost plus an additional number of common shares equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date.

For the three and six months ended June 30, 2011, $0.9 million in share based compensation was recorded in respect of the Restricted Rights granted (three months and six months ended June 30, 2010, $0.3 million and $0.3 million, respectively).

The following table shows changes in the Restricted Rights outstanding under the Restricted Rights Plan:

Restricted Rights
Balance, January 1, 2010	288,629
Exercised	(169,564)
Granted	106,067
Forfeited	(7,112)
Additional grants for accrued Dividends	32,082
Balance, December 31, 2010	250,102
Exercised	(134,832)
Issued	683,148
Forfeited	(109)
Additional grants for accrued Dividends	18,340
Balance, June 30, 2011	816,649

c)

Performance share rights plan

The Corporation has a Performance Share Rights Plan for the Corporations senior management team. Performance Share Rights granted under the Performance Share Rights Plan may be exercised two years after the date upon which the Performance Share Rights were granted. The Performance Share Rights vest on a graded basis over two years. The amount of Performance Share Rights that vest is a multiple of the Performance Share Rights granted contingent upon the achievement of certain performance metrics over the vesting period. Vested Performance Share Rights can be settled in cash or Restricted Rights, at the discretion of the Board of Directors. Upon vesting, Performance Share Rights Plan participants are entitled to receive an additional number of Performance Share Rights equal to the value of dividends on the Corporation’s shares as if the shares were invested in the Premium DRIP Plan accrued since the grant date. Should participants of the Performance Share Rights Plan leave the organization other than through retirement or termination without cause prior to the vesting date, the Performance Share Rights would be forfeited.

On May 31, 2011, the Corporation issued 276,200 Performance Share Rights to senior management under the Performance Share Rights Plan.

For the six months ended June 30, 2011, nil in share based compensation was recorded in respect of the Performance Share Rights granted (2010 – nil).

d)

Dividend bonus agreement

On July 17, 2010, the Corporation introduced a Dividend Bonus Arrangement, which provides for participants in the Share Option Plan to receive a payment in cash or Restricted Rights, at the discretion of the Board of Directors, upon the exercise, surrender or expiry of vested options. The amount of dividend bonus is based on aggregate dividends accumulated commencing with the July 2010 dividend.  Plan participants are entitled to 25 percent of such aggregate dividend for vested options which expire out of the money.  The Dividend Bonus Arrangement is accounted for as a cash-settled plan.  The fair value of this liability has been estimated by calculating the net present value of the dividend streams that would come into effect under different share prices at estimated exercise and expiry dates. These discounted dividend streams are then multiplied by the probability of prices being within a certain range.  A liability of $2.2 million has been calculated as at June 30, 2011 (December 31, 2010 - $2.1 million) to reflect the value outstanding under the Dividend Bonus Arrangement.

14.

DECOMMISSIONING OBLIGATIONS

The total future asset decommissioning obligations are estimated based on the Corporation’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.

The Corporation adjusts the decommissioning obligations on each period end date for changes in the risk free rate.  Accretion is calculated on the adjusted balance after taking into account additions and dispositions to property, plant, and equipment.  Decommissioning obligations are also adjusted annually for revisions to the future liability cost and the estimated timing of costs to be incurred in future years.

The Corporation has estimated the net present value of its total decommissioning obligations to be $233.4 million as at  June 30, 2011 (December 31, 2010 - $236.2 million) based on an undiscounted inflation-adjusted total future liability of $345.0 million (December 31, 2010 - $349.6 million).  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2015 and 2025.  At June 30, 2011, the Corporation used an average risk free rate of 2.7 percent (December 31, 2010 – 2.7 percent) to calculate the present value of the decommissioning obligations.

The following table reconciles the Corporation’s decommissioning obligations:

Balance at January 1, 2010 (note 18)	253,344
Obligations acquired	12,996
Obligations incurred	2,725
Obligations disposed	(33,259)
Change in risk free rate	18,232
Change in estimates	(20,643)
Obligations settled	(4,880)
Accretion	7,648
Balance at December 31, 2010 (note 18)	236,163
Obligations incurred	2,252
Obligations disposed	(5,183)
Change in risk free rate	(1,975)
Obligations settled	(1,785)
Accretion	3,976
Balance at June 30, 2011	233,448

15.

NON-CASH WORKING CAPITAL INFORMATION

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
Accounts receivable	1,405	(5,820)	(1,475)	(13,405)
Prepaid expenses and deposits	1,097	9,069	1,733	7,338
Accounts payable and accrued liabilities	(38,611)	(8,602)	(36,065)	16,839
Dividends payable	(2,232)	732	(2,232)	865
Change in non-cash working capital	(38,341)	(4,621)	(38,039)	11,637

The change in non-cash working capital has been allocated to the following activities:

	For the three months ended June 30,		For the six months ended June 30,
	2011	2010	2011	2010
Operating	(1,227)	(642)	(6,590)	1,542
Financing	(2,328)	689	(4,727)	4,341
Investing	(34,786)	(4,668)	(26,722)	5,754
Change in non-cash working capital	(38,341)	(4,621)	(38,039)	11,637

16.

FINANCIAL RISK MANAGEMENT

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital.  Further quantitative disclosures are included throughout these condensed interim consolidated financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework.  The Board of Directors has implemented and monitors compliance with risk management policies.

The Corporation’s risk management policies are established to identify and analyze the risks faced by Perpetual, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Corporation’s activities.

a)

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from joint venture partners, oil and natural gas marketers and derivative contract counterparties.

Receivables from oil and natural gas marketers are normally collected on the 25th day of the month following production.  The Corporation’s policy to mitigate credit risk associated with these balances is to establish marketing relationships with large, well established purchasers.  The Corporation historically has not experienced any significant collection issues with its oil and natural gas marketing receivables.  Joint venture receivables are typically collected within one to three months of the joint venture bill being issued to the partner.  The Corporation attempts to mitigate the risk from joint venture receivables by obtaining partner approval of significant capital expenditures prior to expenditure.  However, the receivables are generally from participants in the oil and natural gas sector, and collection of the outstanding balances is dependent on industry factors such as commodity price fluctuations, escalating costs, the risk of unsuccessful drilling and oil and gas production; in addition, further risk exists with joint venture partners as disagreements occasionally arise that increase the potential for non-collection.  The Corporation does not typically obtain collateral from oil and natural gas marketers or joint venture partners, however, the Corporation does have the ability in some cases to withhold production or amounts payable to joint venture partners in the event of non-payment.

The Corporation manages the credit exposure related to marketable securities by monitoring the performance and financial strength of the investments and the liquidity of the securities being held.

The Corporation manages the credit exposure related to derivatives by engaging in economic hedging transactions with counterparties with investment grade credit ratings, and periodically monitoring the changes in such credit ratings.

During the six months ended June 30, 2011, credit risk did not have any impact on the change in fair value of financial assets and liabilities classified as fair value through profit or loss.

The carrying amount of accounts receivable, marketable securities and fair value of derivatives represents the Corporation’s maximum credit exposure.   The Corporation’s allowance for doubtful accounts as at June 30, 2011 is $0.1 million (December 31, 2010 - $0.1 million).  The amount of the allowance was determined by assessing the probability of collection for each past due receivable.  The Corporation is currently involved in negotiations with the joint venture partners involved to recover the full amount of the receivables in question.  The total amount of accounts receivables past due 90 days amounted to $3.0 million as at June 30, 2011 (December 31, 2010 - $2.3 million).  As at June 30, 2011, as a mitigating factor to the credit exposure, the Corporation has $3.6 million (December 31, 2010 - $0.8 million) payable to counterparties from which the Corporation holds past due receivables.

b)

Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they are due. The Corporation’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Corporation’s reputation.

The Corporation prepares annual capital expenditure budgets which are regularly monitored and updated as considered necessary.  Further, the Corporation utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Corporation has a Credit Facility, as outlined in note 7. The Corporation’s Credit Facility and borrowing base are subject to review by its Lenders on a semi-annual basis.

The following are the contractual maturities of financial liabilities and associated interest payments as at June 30, 2011:

Contractual repayments of financial liabilities	Total	2011	2012	2013-2015	Thereafter
Accounts payable and accrued liabilities	37,914	37,914	-	-	-
Dividends payable	2,215	2,215	-	-	-
Long term bank debt – principal	88,973	-	88,973	-	-
Senior notes - principal	150,000	-	-	-	150,000
Convertible debentures – principal (1)	234,897	-	74,925	159,972	-
Gas storage obligation	41,630	-	-	32,346	9,284
Total	555,629	40,129	163,898	192,318	159,284

(1)

Assuming repayment of principal is not settled in common shares, at the option of the Corporation.

Interest payments on financial liabilities	Total	2011	2012	2013-2015	Thereafter
Long term bank debt(1)	6,310	1,646	3,292	1,372	-
Senior notes	85,342	6,563	13,125	39,375	26,279
Convertible debentures(2)	49,742	8,159	13,883	27,700	-
Total	141,394	16,368	30,300	68,447	26,279

(1)

Assuming revolving feature of the Credit Facility is not extended and calculated at the June 30, 2011 effective interest rate of 3.7% assuming a constant debt level equivalent to the balance at June 30, 2011.

(2)   Assuming payment of interest is not settled in common shares at the option of the Corporation.

c)

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, equity prices, commodity prices and interest rates will affect the Corporation’s net earnings or loss or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Corporation utilizes both financial derivatives and fixed-price physical delivery sales contracts to manage market risks related to commodity prices.  All such transactions are conducted in accordance with the Corporation’s Hedging and Risk Management Policy, which has been approved by the Board of Directors.

i)

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows of the Corporation will fluctuate as a result of changes in foreign exchange rates.  The majority of the Corporation’s oil and natural gas sales are denominated in Canadian dollars.  Due to the fact that the demand for oil and natural gas is substantially driven by the demand in the United States, the Corporation’s exposure to US dollar foreign exchange risk is indirectly driven by the price of oil and natural gas.  From time to time the Corporation also uses foreign exchange contracts to mitigate the effects of fluctuations in exchange rates on the Corporation’s cash flows.  The Corporation does not consider its direct exposure to foreign currency exchange rate risk to be significant; refer to commodity price risk analysis below.

ii)

Commodity price risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by the world economic events that dictate the levels of supply and demand.  The Corporation has attempted to mitigate commodity price risk through the use of various financial derivative and physical delivery sales contracts.  The Corporation’s policy is to enter into financial and forward physical gas sales contracts up to a maximum of 60 percent of forecasted production volumes including gas over bitumen deemed production, as outlined in the Corporation’s Hedging and Risk Management Policy.

As at June 30, 2011, the Corporation has variable priced physical natural gas sales contracts based on future market prices.  These contracts are not classified as non-financial derivatives due to the fact that the settlement price corresponds directly with fluctuations in natural gas prices.

Realized gains (losses) on commodity price derivatives recognized in net loss for three and six months ended June 30, 2011 were $(0.5) million and $0.5 million respectively ($19.9 million and $76.2 million gain for the three and six months ended June 30, 2010).  The realized gains on commodity price derivatives for the three and six months ended June 30, 2011, included nil in respect of settlement of contracts prior to maturity ($12.3 million and $69.3 million for three and six months ended June 30, 2011).

Natural gas contracts

At June 30, 2011 the Corporation had entered into forward gas sales arrangements at AECO as follows:

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Price ($/GJ)	Term
Physical	bought	(45,500)	$3.75	July 2011
Physical	sold	30,000	$3.76	July 2011
Financial	bought	(25,000)	$3.82	July 2011
Physical	sold	15,500	$3.62	August 2011
Financial	sold	45,000	$4.05	July 2011 - October 2011

The Corporation had entered into financial call option gas sales arrangements, whereby the Corporation’s counterparty has the right to settle specified volumes of natural gas at specified prices in the future periods.  Any subsequent changes in the fair values of the call options are included in change in fair values of commodity derivatives in net earnings or loss.

Type of Contract	Perpetual Sold/Bought	Volumes at AECO (GJ/d)	Strike Price ($/GJ)	Term
Financial	sold	30,000	$ 6.00	July 2011 – October 2011

At June 30, 2011 the Corporation had not entered into any financial and forward physical gas sales arrangements at NYMEX.

At June 30, 2011 the Corporation had entered into financial and forward physical gas sales arrangements to fix the basis differential between the NYMEX and AECO trading hubs as follows.  The price at which these contracts settle is equal to the NYMEX index less a fixed basis amount.

Type of Contract	Perpetual Sold/Bought	Volumes at NYMEX (MMBTU/d)	Price (US$/MMBTU)	Term
Financial	bought	(35,000)	($0.55)	July 2011 - October 2011
Financial	sold	35,000	($0.54)	July 2011 - October 2011
Financial	bought	(12,500)	($0.60)	April 2012 - October 2012
Financial	sold	12,500	($0.54)	April 2012 - October 2012

Power contracts

At June 30, 2011, the Corporation had entered into the following forward financial contracts to mitigate the risk associated with fluctuations in power prices:

Type of Contract	Perpetual Sold/Bought	Volume (MWh)	Price ($CAD/MWh)	Term
Financial	bought	(3,772.08)	$ 49.60	December 2011
Financial	bought	(2,745.36)	$ 49.60	January 2012
Financial	bought	(2,157.60)	$ 49.60	February 2012
Financial	bought	(2,209.68)	$ 49.60	March 2012
Financial	bought	(3,697.68)	$ 72.39	December 2011
Financial	bought	(4,516.08)	$ 72.39	January 2012
Financial	bought	(3,662.40)	$ 72.39	February 2012

The following table reconciles the Corporation’s derivative assets:

	Current	Non Current	Total
Balance, January 1, 2010	46,152	21,167	67,319
Unrealized gain on gas storage arrangement	-	3,729	3,729
Unrealized loss on forward natural gas contracts	(41,881)	(21,334)	(63,215)
Balance, December 31, 2010	4,271	3,562	7,833
Unrealized loss on gas storage obligation	-	(690)	(690)
Unrealized gain (loss) on forward natural gas and power contracts	(1,683)	159	(1,524)
Balance, June 30, 2011	2,588	3,031	5,619

Commodity price sensitivity analysis

As at June 30, 2011, if future natural gas prices changed by $0.25 per GJ for AECO contracts and $0.25 per MMBTU for NYMEX contracts, with all other variables held constant, the fair value of commodity price derivatives and after tax net loss for the period would have changed by $2.2 million.

Fair value sensitivity was based on published forward AECO and NYMEX prices.  Gains and losses on NYMEX contracts were calculated based on the $US foreign exchange rate as at June 30, 2011.

iii)

Interest rate risk

The Corporation utilizes a Credit Facility which bears a floating rate of interest and as such is subject to interest rate risk.  Increased future interest rates will decrease future cash flows and net earnings or loss, thereby potentially affecting the Corporation’s future dividends and capital investments.

The Corporation’s Senior Notes and convertible debentures were issued at a fixed interest rate and as such the debentures are not materially impacted by market interest rate fluctuations.  To ensure accounts payable, accrued liabilities and dividends payable are settled on a timely basis, the Corporation manages liquidity risk as previously outlined in this note, thus limiting exposure to interest rate fluctuations and other penalties potentially resulting from past due payables.

The Corporation had no interest rate swap or financial contracts in place as at or during the three and six months ended June 30, 2011 (2010 – nil).

Interest rate sensitivity analysis

For the six months ended June 30, 2011, if interest rates had been one percent lower or higher the impact on net loss would be as follows:

Interest rate sensitivity ($ thousands)	1% increase	1% decrease
(Increase) decrease in net loss	(650)	650

The impact on net loss as a result of interest rate fluctuations is based on the assumption that the lender increases or decreases the fixed term BA rate consistently, based on a market interest rate change of one percent.

d)

Fair value of financial assets and liabilities

Fair value measurements are required to be classified into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The fair value of accounts receivable, accounts payable, accrued liabilities and dividends payable approximate their carrying amounts due to their short terms to maturity.

The fair value of the gas storage obligation is captured through the recording of a derivative asset or liability based on changes in the forward price curve for natural gas.

Bank debt bears interest at a floating market rate and accordingly the fair market value approximates the carrying amount.

The fair values of marketable securities and convertible debentures are based on Level 1, in reference to IFRS requirements, and as such these fair values are derived from exchange traded values in active markets as at the period end date.

The fair values of derivative contracts and the gas storage obligation are based on Level 2, in reference to IFRS requirements, and as such these fair values are derived from the difference between the fixed contract price or fixed basis differential and readily observable estimated, external forward market price curves as at the period end date, based on natural gas and power volumes in executed contracts.

The fair value of the Senior Notes are based on Level 2 and is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the period end date of similar note offerings.

The fair value of financial assets and liabilities were as follows:

	June 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Loans and receivables at amortized cost
Accounts receivable	36,934	36,934	35,459	35,459
Fair value through profit and loss
Marketable securities	3,249	3,249	6,007	6,007
Derivatives	5,619	5,619	7,833	7,833
Financial liabilities:
Financial liabilities at amortized cost
Accounts payable and accrued liabilities	37,914	37,914	73,797	73,797
Dividends payable	2,215	2,215	4,449	4,449
Long term bank debt	88,973	88,973	182,612	182,612
Senior notes	146,497	146,343	-	-
Convertible debentures	221,481	228,156	219,689	237,885
Gas storage obligation	41,630	41,630	31,721	31,721

17.

CAPITAL MANAGEMENT

The Corporation's policy is to maintain a strong capital base so as to retain investor, creditor and market confidence and to sustain the future development of the business.  The Corporation manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics its underlying oil and natural gas assets.  The Corporation considers its capital structure to include share capital, bank debt, Senior Notes, convertible debentures and working capital.  In order to maintain or adjust the capital structure, the Corporation may from time to time issue shares or debt securities and adjust its capital spending and dividends to manage current and projected debt levels.

The Corporation monitors capital based on the ratio of net debt to trailing twelve months funds flow, calculated as follows for the period ended June 30, 2011:

June 30, 2011
Bank debt	88,973
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (surplus) (3)	(3,349)
Net debt (1)	470,521
Cash flow provided by operating activities	156,503
Exploration and evaluation costs (4)	3,994
Expenditures on decommissioning obligations	3,653
Gas over bitumen royalty adjustments not yet received	1,306
Changes in non-cash operating working capital	(7,096)
Trailing twelve months funds flow(2)	158,360
Net debt to annualized funds flow ratio (times) (1,2,5)	3.0:1

As at June 30, 2011, the Corporation’s ratio of net debt to funds flow was 3.0 to 1. This ratio is monitored continuously by the Corporation, and the targeted range of net debt to funds flow varies based on such factors as: acquisitions, commodity prices, forecasts of future commodity prices, price management contracts, projected cash flows, dividends, capital expenditure programs and timing of such programs.  As a part of the management of this ratio, the Corporation prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  Capital spending budgets are approved by the Board of Directors.

The Corporation’s share capital, convertible debentures and working capital are not subject to external restrictions. The Corporation’s Credit Facility and Senior Notes are subject to lenders’ covenants with which the Corporation was in compliance at June 30, 2011.

The capital structure at June 30, 2011 was as follows:

June 30, 2011
Bank debt	88,973
Senior notes, measured at principal amount	150,000
Convertible debentures, measured at principal amount	234,897
Working capital deficiency (surplus) (3)	(3,349)
Net debt (1)	470,521
Total equity (net of deficit)	148,429
Total capital	618,950

(1)

Net debt is used by management to analyze leverage.  Net debt does not have any standardized meaning prescribed by IFRS and therefore these terms may not be comparable with the calculation of similar measures for other entities.

(2)

Management uses funds flow from operations before changes in non-cash working capital (“funds flow”), funds flow per common share and annualized funds flow to analyze operating performance and leverage.  Funds flow as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable to the calculation of similar measures for other entities.  Funds flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow provided by operating activities, net earnings or loss or other measures of financial performance calculated in accordance with IFRS.

(3)

Working capital deficiency excludes the share based payment liability, current portion of convertible debentures, and the current portion of derivative assets related to the Corporation’s economic hedging activities.

(4)

Certain exploration and evaluation costs are added back to funds flow in order to be more comparable to other energy corporations.  Exploration and evaluation costs added back to funds flow are for seismic and dry hole expenditures.

(5)

Net debt to annualized funds flow ratio is not comparable with the calculation of the Corporations debt covenant ratios of twelve months trailing earnings before interest, taxes, and depletion and depreciation to consolidated debt and consolidated senior debt.

18.

FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

These are the Corporation’s second condensed interim consolidated financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in note 3 have been applied in preparing the condensed interim consolidated financial statements for the six months ended June 30, 2011, the comparative information for the six months ended June 30, 2010, the statement of financial position as at December 31, 2010 and the preparation of an opening condensed IFRS statements of financial position on January 1, 2010.

In preparing the condensed interim consolidated financial statements for the six months ended June 30, 2011, comparative information for the six months ended June 30, 2010 and consolidated financial statements for the year ended December 31, 2010, have been adjusted from the amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in the following notes.

Key first time adoption exemptions applied

i)

Business combinations

The Corporation applied the IFRS 1 exemption for business combinations.  This allows the Corporation not to restate its previously recorded business combinations incurred under Canadian GAAP before January 1, 2010.  In applying this exemption the Corporation has reviewed its statements of financial position and operations for any items that would require additional recognition or reclassification, namely property, plant, and equipment, E&E assets, leases and provisions.

ii)

Borrowing costs

The Corporation elected to apply IAS 23 borrowing costs and capitalized borrowing costs from an effective date of August 1, 2009, the first day of construction of the Warwick gas storage facility.  Borrowing costs associated with this facility and certain other developments after August 1, 2009 have been capitalized.

iii)

Embedded derivative in convertible debentures

The Corporation has elected to apply the exemption in IFRS 1 not to restate the embedded derivative portion of the convertible debentures no longer outstanding as of January 1, 2010.

iv)

Leases

The Corporation has not reassessed any arrangements to determine whether they contain a lease if they have already been assessed under Canadian GAAP.  Additionally, any arrangements that have not been assessed under Canadian GAAP have been assessed under IFRIC 4, Determining Whether an Arrangement Contains a Lease, based on terms and conditions existing at January 1, 2010.

v)

Share based payments

IFRS 2 Share Based Payments has not been applied to equity instruments related to share based payment arrangements that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2010.  For cash-settled share based payment arrangements, the Corporation has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

PERPETUAL ENERGY INC.

IFRS Reconciliation of Equity

As at January 1, 2010

		IFRS adjustments
	Canadian GAAP	E&E	Financial Liabilities	ARO	Impairment	Share Based Payments	Other	IFRS
(Cdn$ thousands)	Note	(18a)	(18c)	(18d)	(18f)	(18g)	(18b,e)

Assets
Current assets
Accounts receivable	$ 34,079	$ -	$ -	$ -	$ -	$ -	$ -	$ 34,079
Prepaid expenses and deposits	12,910							12,910
Marketable securities	163							163
Derivatives	46,152							46,152
	93,304	-	-	-	-	-	-	93,304

Property, plant and equipment	921,705	(111,604)		47,407			14,648	872,156
Exploration and evaluation	-	111,604						111,604
Goodwill	29,129				(23,129)			6,000
Derivatives	21,167							21,167
	972,001	-	-	47,407	(23,129)	-	14,648	1,010,927
Total assets	$1,065,305	$ -	$ -	$ 47,407	$ (23,129)	$ --	14,648	$1,104,231

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 41,722	$ -	$ -	$ -	$ -	$ -	$ -	$ 41,722
Distributions payable	6,311							6,311
Share based payment liability	-					8,571		8,571
Bank debt	7,569							7,569
Convertible debentures	55,271							55,271
	110,873	-	-	-	-	8,571	-	119,444

Long term bank debt	262,393							262,393
Convertible debentures	164,926							164,926
Derivative debenture liability	-		8,398					8,398
Gas over bitumen royalty obligation	77,167							77,167
Decommissioning obligations	194,588			58,756				253,344
Unitholders’ liability	-		1,156,245					1,156,245
	699,074	-	1,164,643	58,756	-	-	-	1,922,473
Total liabilities	809,947	-	1,164,643	58,756	-	8,571	-	2,041,917

Unitholders’ equity
Unitholders’ capital	1,156,245		(1,156,245)					-
Equity component of convertible debentures	10,844		(10,844)					-
Contributed surplus	19,470					(19,470)		-
Deficit	(932,680)		2,446	(11,349)	(23,129)	10,899	14,648	(939,165)
Total equity attributable to unitholders	253,879	-	(1,164,643)	(11,349)	(23,129)	(8,571)	14,648	(939,165)
Non-controlling interests	1,479							1,479
Total unitholders’ equity	255,358	-	(1,164,643)	(11,349)	(23,129)	(8,571)	14,648	(937,686)
Total liabilities and unitholders’ equity	$1,065,305	$ -	$ -	$ 47,407	$ (23,129)	$ -	$ 14,648	$1,104,231

PERPETUAL ENERGY INC.

IFRS Reconciliation of Equity

As at June 30, 2010

		IFRS adjustments
	Canadian GAAP	E&E	Financial Liabilities	ARO	Impairment	Other	IFRS
(Cdn$ thousands)	Note	(18a)	(18c)	(18d)	(18f)	(18b,e)

Assets
Current assets
Accounts receivable	$ 47,484	$ -	$ -	$ -	$ -	$ -	$ 47,484
Prepaid expenses and deposits	5,572						5,572
Marketable securities	5,428						5,428
Derivatives	46,853						46,853
	105,337	-	-	-	-	-	105,337

Property, plant and equipment	1,012,267	(135,984)		55,970	(6,022)	13,391	939,622
Exploration and evaluation	-	135,984					135,984
Goodwill	29,129				(23,129)		6,000
Derivatives	2,753						2,753
	1,044,149	-	-	55,970	(29,151)	13,391	1,084,359
Total assets	$1,149,486	$ -	$ -	$ 55,970	$ (29,151)	$ 13,391	$ 1,189,696

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 58,561	$ -	$ -	$ -	$ -	$ -	$ 58,561
Dividends payable	7,177						7,177
Bank debt	6,094						6,094
	71,832	-	-	-	-	-	71,832

Long term bank debt	243,849						243,849
Convertible debentures	218,196						218,196
Gas storage obligation	31,569						31,569
Gas over bitumen royalty obligation	82,837						82,837
Decommissioning obligations	206,417			68,740			275,157
	782,868	-	-	68,740	-	-	851,608
Total liabilities	854,700	-	-	68,740	-	-	923,440

Shareholders’ equity
Shareholders’ capital	1,236,016						1,236,016
Equity component of convertible debentures	15,836		(1,848)				13,988
Contributed surplus	21,095		(11,441)				9,654
Deficit	(979,858)		13,289	(12,770)	(29,151)	13,391	(995,099)
Total equity attributable to shareholders	293,089	-	-	(12,770)	(29,151)	13,391	264,559
Non-controlling interests	1,697						1,697
Total shareholders’ equity	294,786	-	-	(12,770)	(29,151)	13,391	266,256
Total liabilities and shareholders’ equity	$1,149,486	$ -	$ -	$ 55,970	$ (29,151)	$ 13,391	$1,189,696

PERPETUAL ENERGY INC.

IFRS Reconciliation of Equity

As at December 31, 2010

		IFRS adjustments
	Canadian GAAP	E&E	Financial Liabilities	ARO	Impairment	Share Based Payments	Other	IFRS
(Cdn$ thousands)	Note	(18a)	(18c)	(18d)	(18f)	(18g)	(18b,e)

Assets
Current assets
Accounts receivable	$ 35,459	$ -	$ -	$ -	$ -	$ -	$ -	$ 35,459
Prepaid expenses and deposits	5,028							5,028
Marketable securities	6,007							6,007
Derivatives	4,271							4,271
	50,765	-	-	-	-	-	-	50,765

Property, plant and equipment	954,750	(106,607)		23,770	(24,261)		11,813	859,465
Exploration and evaluation	-	106,607						106,607
Goodwill	29,129				(23,129)			6,000
Derivatives	3,562							3,562
	987,441	-	-	23,770	(47,390)	-	11,813	975,634
Total assets	$1,038,206	$ -	$ -	$ 23,770	$ (47,390)	$ --	$ 11,813	$ 1,026,399

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 73,979	$ -	$ -	$ -	$ -	$ -	$ -	$ 73,979
Dividends payable	4,449							4,449
Share based payment liability	803		(9,362)			10,689		2,130
	79,231	-	(9,362)	-	-	10,689	-	80,558

Long term bank debt	182,612							182,612
Convertible debentures	219,689							219,689
Gas storage obligation	31,721							31,721
Gas over bitumen royalty obligation	70,497							70,497
Decommissioning obligations	199,191			36,972				236,163
Deferred tax liability	2,122							2,122
	705,832	-	-	36,972	-	-	-	742,804
Total liabilities	785,063	-	(9,362)	36,972	-	10,689	-	823,362

Equity
Share capital	1,257,480		366			(384)		1,257,462
Equity component of convertible debentures	15,836		(1,848)					13,988
Contributed surplus	19,131		8,528			(17,791)		9,868
Deficit	(1,039,304)		2,316	(13,202)	(47,390)	7,486	11,813	(1,078,281)
Total equity	253,143	-	9,362	(13,202)	(47,390)	(10,689)	11,813	203,037
Total liabilities and equity	$1,038,206	$ -	$ -	$ 23,770	$ (47,390)	$ -	$ 11,813	$ 1,026,399

PERPETUAL ENERGY INC.

IFRS Reconciliation of Total Comprehensive Loss

For the six months ended June 30, 2010

		IFRS adjustments
	Canadian GAAP	PP&E	Financial Liabilities	ARO	Borrowing Costs	Impairment	Share Based Payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(18b)	(18c)	(18d)	(18e)	(18f)	(18g)

Revenue
Oil and natural gas	$137,247	$ -	$ -	$ -	$ -	$ -	$ -	$137,247
Royalties	(16,000)							(16,000)
Change in fair value of commodity price derivatives	60,359							60,359
Gas over bitumen	723							723
	182,329	-	-	-	-	-	-	182,329
Expenses
Production and operating	45,485							45,485
Transportation	6,199							6,199
Exploration and evaluation	7,731							7,731
General and administrative	19,469						(74)	19,395
Gain on dispositions of property, plant and equipment	(23,427)			(314)				(23,741)
Impairment losses	-					6,022		6,022
Depletion and depreciation	107,892	1,562		5,246				114,700
	163,349	1,562	-	4,932	-	6,022	(74)	175,791
Earnings from operating activities	18,980	(1,562)	-	(4,932)	-	(6,022)	74	6,538

Financial items
Unrealized loss on derivative debenture liability	-		130					130
Unrealized loss on marketable securities	1,836							1,836
Interest on Trust Units	-		40,549					40,549
Interest on convertible debentures	9,573							9,573
Interest on debt	6,863				(305)			6,558
Accretion on decommissioning obligations	7,669			(3,511)				4,158
	25,941	-	40,679	(3,511)	(305)	-	-	62,804
Loss before income tax	(6,961)	(1,562)	(40,679)	(1,421)	305	(6,022)	74	(56,266)

Provisions for income taxes
Current	-							-
Deferred	-							-
	-	-	-	-	-	-	-	-
Net loss and comprehensive loss	(6,961)	(1,562)	(40,679)	(1,421)	305	(6,022)	74	(56,266)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(6,629)	(1,562)	(40,679)	(1,421)	305	(6,022)	74	(55,934)
Non-controlling interests	(332)	-	-	-	-	-	-	(332)
	$ (6,961)	$ (1,562)	$ (40,679)	$ (1,421)	$ 305	$ (6,022)	$ 74	$(56,266)

Loss per share
Basic	$ (0.05)							$ (0.42)
Diluted	$ (0.05)							$ (0.42)

PERPETUAL ENERGY INC.

IFRS Reconciliation of Total Comprehensive Loss

For the three months ended June 30, 2010

		IFRS adjustments
	Canadian GAAP	PP&E	Financial Liabilities	ARO	Borrowing Costs	Impairment	Share Based Payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(18b)	(18c)	(18d)	(18e)	(18f)	(18g)

Revenue
Oil and natural gas	$ 64,108	$ -	$ -	$ -	$ -	$ -	$ -	$64,108
Royalties	(6,981)							(6,981)
Change in fair value of commodity price derivatives	(14,494)							(14,494)
Gas over bitumen	278							278
	42,911	-	-	-	-	-	-	42,911
Expenses
Production and operating	21,842							21,842
Transportation	3,077							3,077
Exploration and evaluation	3,698							3,698
General and administrative	10,831						1,343	12,174
Gain on dispositions of property, plant and equipment	(23,416)			(314)				(23,730)
Impairment losses	-					6,022		6,022
Depletion and depreciation	56,375	762		2,615				59,752
	72,407	762	-	2,301	-	6,022	1,343	82,835
Loss from operating activities	(29,496)	(762)	-	(2,301)	-	(6,022)	(1,343)	(39,924)

Financial items
Unrealized loss on derivative debenture liability	-		2,659					2,659
Unrealized loss on marketable securities	1,818							1,818
Interest on Trust Units	-		21,382					21,382
Interest on convertible debentures	5,124							5,124
Interest on debt	4,071				(101)			3,970
Accretion on decommissioning obligations	3,702			(1,701)				2,001
	14,715	-	24,041	(1,701)	(101)	-	-	36,954
Loss before income tax	(44,211)	(762)	(24,041)	(600)	101	(6,022)	(1,343)	(76,878)

Provisions for income taxes
Current	-							-
Deferred	-							-
	-	-	-	-	-	-	-	-
Net loss and comprehensive loss	(44,211)	(762)	(24,041)	(600)	101	(6,022)	(1,343)	(76,878)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(44,162)	(762)	(24,041)	(600)	101	(6,022)	(1,343)	(76,829)
Non-controlling interests	(49)	-	-	-	-	-	-	(49)
	$ (44,211)	$ (762)	$ (24,041)	$ (600)	$ 101	$ (6,022)	$ (1,343)	$(76,878)

Loss per share
Basic	$ (0.31)							$ (0.54)
Diluted	$ (0.31)							$ (0.54)

PERPETUAL ENERGY INC.

IFRS Reconciliation of Total Comprehensive Loss

For the year ended December 31, 2010

	IFRS adjustments
	Canadian GAAP	PP&E	Financial Liabilities	ARO	Borrowing costs	Impairment	Share based payments	IFRS
(Cdn$ thousands, except per share amounts)	Note	(18b)	(18c)	(18d)	(18e)	(18f)	(18g)

Revenue
Oil and natural gas	$260,217	$ -	$ -	$ -	$ -	$ -	$ -	$260,217
Royalties	(22,131)							(22,131)
Change in fair value of commodity price derivatives	93,661							93,661
Gas over bitumen	15,616							15,616
	347,363	-	-	-	-	-	-	347,363
Expenses
Production and operating	91,161			-				91,161
Transportation	11,888			-				11,888
Exploration and evaluation	19,160			-				19,160
General and administrative	36,250						3,413	39,663
Gain on disposition of property, plant and equipment	(37,727)			(4,103)				(41,830)
Impairment losses	-					24,261		24,261
Depletion and depreciation	209,181	2,425		13,416				225,022
	329,913	2,425	-	9,313	-	24,261	3,413	369,325
Earnings (loss) from operating activities	17,450	(2,425)	-	(9,313)	-	(24,261)	(3,413)	(21,962)

Finance items
Unrealized loss on derivative debenture liability	-		130					130
Unrealized gain on gas storage obligation	(3,729)							(3,729)
Unrealized loss on marketable securities	1,257							1,257
Interest on Trust Units	-		40,549					40,549
Interest on convertible debentures	19,492							19,492
Interest on debt and gas storage obligation	12,460				(305)			12,155
Accretion on decommissioning obligations	14,394			(6,746)				7,648
	43,874	-	40,679	(6,746)	(305)	-	-	77,502
Loss before income tax	(26,424)	(2,425)	(40,679)	(2,567)	305	(24,261)	(3,413)	(99,464)

Provisions for income taxes
Current	-							-
Deferred	2,122							2,122
	2,122	-	-	-	-	-	-	2,122
Net loss and comprehensive loss	(28,546)	(2,425)	(40,679)	(2,567)	305	(24,261)	(3,413)	(101,586)

Net loss and comprehensive loss attributable to:
Shareholders of the Corporation	(27,996)	(2,425)	(40,679)	(2,567)	305	(24,261)	(3,413)	(101,036)
Non-controlling interests	(550)	-	-	-	-	-	-	(550)
	$ (28,546)	$(2,425)	$ (40,679)	$ (2,567)	$ 305	$ (24,261)	$ (3,413)	$(101,586)

Loss per share
Basic & diluted	$ (0.20)							$ (0.72)

Notes to the Reconciliations of Equity and Comprehensive income from Canadian GAAP to IFRS

a)

IFRS 6 Adjustments – exploration for and evaluation of mineral resources

Under previous Canadian GAAP, the Corporation followed the successful efforts method of accounting for oil and natural gas operations.  Under this method, the Corporation capitalized only those costs that resulted directly in the discovery of oil and natural gas reserves.  Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, were charged to net earnings or loss as incurred.  Leasehold acquisition costs, including costs of drilling and equipping successful wells, were capitalized.  Unproved properties were carried at cost, amortized over the average lease term and tested for impairment annually, with any carrying amount in excess of fair value charged to net earnings or loss.  The net cost of unproductive wells, abandoned wells and surrendered leases were charged to net earnings or loss in the year of abandonment or surrender.

In accordance with IFRS 6, the Corporation assessed the classification of activities designated as E&E which then determines the appropriate accounting treatment and classification of the costs incurred.

b)

IFRS 16 Adjustments – property, plant and equipment

The cost of property, plant and equipment at January 1, 2010, the date of transition to IFRS, remained the same under IFRS as Canadian GAAP, adjusted only to segregate E&E assets, to adjust asset cost for revised decommissioning obligations and to record gains (losses) on dispositions under IFRS.

Under Canadian GAAP, proceeds from dispositions were deducted from the successful efforts cost pool without recognizing a gain or loss unless the deduction resulted in a change to the depletion rate of 20 percent or greater, in which case a gain or loss was recorded.

Under IFRS, gains or losses are recorded on dispositions and are calculated as the difference between the proceeds and the net book value of the assets disposed.

c)

IAS 32 Adjustments -  Financial instruments: presentation

The classification of certain equity items under Canadian GAAP was reviewed for conformity with the provisions of IAS 32.  As a result, the Trust Units classified as equity under Canadian GAAP prior to conversion were reclassified to liabilities and recorded at amortized cost.  The reclassification of Trust Units to Unitholders’ liability also resulted in the reclassification of subscription receipts to liabilities and the conversion feature of convertible debentures to a derivative debenture liability.  The derivative debenture liability is recorded at fair value on January 1, 2010 and the fair value is determined at each financial period end date until the conversion on June 30, 2010.  The reclassification of the Trust Units to Unitholders’ liability also resulted in distributions being recorded as interest on Trust Units during the six months ended June 30, 2010.

On June 30, 2010, the Trust completed its conversion and as a result the original carrying amount of the Unitholders’ liability and derivative debenture liability were reclassified from liabilities to equity.  In addition, the Corporation recorded adjustments to Unitholders’ capital due to differences in the valuation of exercised options under IFRS compared to Canadian GAAP.  These differences were charged to contributed surplus at June 30, 2010.  Under IFRS the repayment of convertible debentures required the equity component on the convertible debenture to be allocated to deficit on January 1, 2010 whereas under Canadian GAAP it was allocated to contributed surplus.

d)

IAS 37 Adjustments – Provisions

Decommissioning obligations (asset retirement obligations) had been measured under Canadian GAAP based on the estimated future cost of decommissioning, discounted using a credit-adjusted risk free rate, however under IFRS the liability was required to be re-measured based on changes in estimates including discount rates.  The Corporation has chosen a risk free rate as the appropriate discount rate for calculating all decommissioning obligations under IFRS.    The Corporation restated the amount of decommissioning obligations as of the IFRS transition date of January 1, 2010 to reflect a risk free interest rate which varied from 1.92 to 4.08 percent over the period of time since the inception of the Corporation.  The corresponding increase to the decommissioning liability at the transition date resulted in higher depletion and depreciation expense and lower accretion expense as well as adjustments to the gain on dispositions of property, plant, and equipment in 2010.

e)

IAS 23 Adjustments – Borrowing costs

Under IAS 23, the Corporation has elected to commence capitalization borrowing costs as of August 1, 2009 on the Warwick gas storage facility.  This increased the value of property, plant, and equipment and decreased interest expense in 2010.

f)

IAS 36 Adjustments - Impairment

i)

Goodwill

As part of its transition to IFRS, the Corporation elected to restate only those business combinations that occurred on or after January 1, 2010.  In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous accounting framework.  At January 1, 2010, the Corporation carried out an impairment test on its goodwill at the CGU level with no resulting impairment loss identified.  The Corporation derecognized $23.1 million of goodwill previously recorded on an acquisition assigned to properties disposed prior to January 1, 2010.

ii)

Property, plant and equipment

For the six months ended June 30, 2010, the Corporation recognized impairment losses of $6.0 million on the Birchwavy East CGU. For the twelve months ended December 31, 2010, the Corporation recognized an impairment of $24.3 million on the Birchwavy West, Western Central and other South CGUs.  The impairments recognized were based on the difference between the carrying value of the assets and the value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Value in use is computed by reference to the present value of the future cash flows expected to be derived from production of proven and probable reserves.  Under previous Canadian GAAP, the CGU’s were included in the successful efforts ceiling test which and were not impaired at June 30, 2010 and December 31, 2010, respectively.

g)

IFRS 2 Adjustments - Share based payments

The application of IAS 32 caused the Corporation’s share based payment plans in place on transition to be recorded as cash-settled share based payments up to the date of conversion.  Under Canadian GAAP, the plans were considered to be equity-settled.  As of January 1, 2010, both the Unit Incentive and Restricted Rights plan were fair-valued and recorded as liabilities.  On January 1, 2010, the fair value amount was transferred from contributed surplus to the liability account and the remainder of contributed surplus was charged to deficit.

Upon conversion, the share based payment plan was modified; the reduction in exercise price of the options was discontinued and replaced with a cash-settled Dividend Bonus Arrangement whereby upon exercise the employees receive cash for aggregate dividends accumulated subsequent to June 30, 2010 upon exercise and 25 percent of such dividends should the options expire unexercised.  Under IFRS, the Dividend Bonus Arrangement is treated as a cash-settled share based payment arrangement measured at fair value, whereas under Canadian GAAP, this plan was classified as a liability but measured at intrinsic value.

h)

Reclassifications

Certain amounts have been reclassified to conform with current presentation.

i)

Adjustments to the Corporation’s Cash Flow Statement under IFRS

Adjustments to borrowing costs under IAS 23 as noted in note 18(e) have the effect of increasing cash flows from operating activities and decreasing cash flow from investing activities by $0.1 million and $0.3 million for the six months ended June 30, 2010 and year ended December 31, 2010, respectively.

The remaining highlighted reconciling items above between Canadian GAAP and IFRS policies have no net impact on cash flows generated by the Corporation.